# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Critical Metals Corp., CIK 0001951089
CUSIP: G2662B103
Title of class of securities: Ordinary Shares, $0.001 par value per share
Address of issuer's principal executive offices: c/o Maples Corporate Services (BVI) Ltd, Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0002013090
Persons authorized to receive notices and communications: Jason A. Rocha, White & Case LLP, 609 Main Street, Suite 2900, Houston, Texas (TX), 77002, (713) 496-9700

## Reporting persons
- European Lithium Limited (CIK 0002013090): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 45,536,338; shared voting power 0; sole dispositive power 45,536,338; shared dispositive power 0; aggregate amount beneficially owned 45,536,338 (0% of the class)
  Comment: (1) On November 5, 2026 (the "Implementation Date"), Critical Metals Corp. ("CRML") completed the acquisition (the "Transaction") of all the issued shares and listed options of European Lithium Ltd. (the "Reporting Person"), and European Lithium became a wholly owned subsidiary of CRML. Following the Transaction, the Reporting Person continues to hold the 45,536,338 ordinary shares of CRML described above, however all rights attaching to such ordinary shares, including voting and dividend rights, are suspended under CRML's amended and restated memorandum and articles of association. These rights will be automatically suspended for so long as the Reporting Person remains a wholly owned subsidiary of CRML. The ordinary shares held by the Reporting Person described above, which contain no voting and dividend rights, will be accounted for by CRML as treasury shares.
  
  (2) Since such ordinary shares contain no voting, dividend or other rights so long as the Reporting Person remains a wholly owned subsidiary of CRML (see Note 1), no value has been attributed to such shares for purposes of calculating the percentage of the outstanding class.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value per share
Name of issuer: Critical Metals Corp.
Address of issuer's principal executive offices: c/o Maples Corporate Services (BVI) Ltd, Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment:
Explanatory Note

This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on March 5, 2024 (as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 13, 2024, Amendment No. 2 to Schedule 13D filed with the SEC on July 1, 2025, Amendment No. 3 to Schedule 13D filed with the SEC on October 8, 2025, Amendment No. 4 to Schedule 13D filed with the SEC on October 14, 2025, Amendment No. 5 to Schedule 13D filed with the SEC on October 21, 2025, Amendment No. 6 to Schedule 13D filed with the SEC on January 23, 2026, Amendment No. 7 to Schedule 13D filed with the SEC on February 5, 2026, and as further amended by this Amendment No. 8, the "Schedule 13D"), relating the ordinary shares, $0.001 par value per share ("Ordinary Shares"), of Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the "Issuer").

Unless specifically amended or supplemented by this Amendment No. 8, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings assigned to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 2:

Following the Transaction (as defined herein), the Reporting Person is a wholly owned subsidiary of Critical Metals. The officers of Critical Metals are the officers of the Reporting Person, and Critical Metals controls the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 3:

As previously disclosed, on May 18, 2026, Critical Metals Corp. ("Critical Metals" or the "Company") entered into a binding Scheme Implementation Deed with European Lithium Ltd. (ASX: EUR) ("European Lithium" or the "Reporting Person"), as amended and restated from time to time (the "Scheme Implementation Deed"), under which Critical Metals agreed to acquire all of the issued shares and listed options of European Lithium by way of two interdependent schemes of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), comprising a scheme between European Lithium and its shareholders (the "Share Scheme") and a scheme between European Lithium and the holders of its listed options (the "Option Scheme" and, together with the Share Scheme, the "Schemes" and the transactions contemplated thereby, the "Transaction").

Following the approval of the Schemes by European Lithium's shareholders and option holders on October 22, 2026, the Supreme Court of Western Australia (the "Court") made orders approving the Schemes on October 26, 2026. The Schemes became effective on October 27, 2026 upon lodgment of an office copy of the Court orders with the Australian Securities and Investments Commission.

On November 5, 2026 (the "Implementation Date"), Critical Metals completed the Transaction and European Lithium became a wholly owned subsidiary of Critical Metals. On the Implementation Date, Critical Metals issued an aggregate of 90,539,994 ordinary shares of Critical Metals ("Ordinary Shares"), of which (i) 78,414,558 Ordinary Shares were issued as consideration under the Share Scheme, based on a transaction ratio of 0.045 Ordinary Shares for each European Lithium share, (ii) 7,989,037 Ordinary Shares were issued as consideration under the Option Scheme, and (iii) 4,136,399 Ordinary Shares were issued to certain holders of unlisted options and Class 1 and Class 2 performance rights of European Lithium.

As a result of the Transaction, European Lithium became a wholly owned subsidiary of Critical Metals. Following the Transaction, European Lithium continues to hold the 45,536,338 Ordinary Shares that it acquired in February 2024, however all rights attaching to such Ordinary Shares, including voting and dividend rights, are suspended under the Company's amended and restated memorandum and articles of association, as described below under "Amendments to Memorandum and Articles of Association."

Immediately following the Transaction, including as a result of the suspension of rights held by European Lithium described above, there were 194,219,631 Ordinary Shares issued and outstanding. The Ordinary Shares held by European Lithium described above, which contain no voting and dividend rights, will be accounted for by Critical Metals as treasury shares.

In addition, upon the occurrence of the Implementation Date, (i) Amendment No. 4, dated September 28, 2026, to the Agreement and Plan of Merger, dated as of October 24, 2022, by and between Critical Metals and European Lithium, as previously amended, became effective, which terminates Critical Metals' obligation to issue up to 6,778,838 Ordinary Shares to European Lithium as earnout consideration thereunder, and (ii) the Termination Agreement, dated September 28, 2026, by and between Critical Metals and European Lithium became effective, which terminates the Investors Agreement, dated as of February 27, 2024, by and between Critical Metals and European Lithium.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 8 to Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No.8 to Item 5 and Items 5(a) - (e) of the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No.8 to Item 5 and Items 5(a) - (e) of the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No.8 to Item 5 and Items 5(a) - (e) of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No.8 to Item 5 and Items 5(a) - (e) of the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No.8 to Item 5 and Items 5(a) - (e) of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended to incorporate the amendments set forth in Item 3 to this Amendment No. 8 to Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.9 Amended and Restated Memorandum and Articles of Association of Critical Metals Corp. (Stage 2), registered with the Registrar of Corporate Affairs in the British Virgin Islands on November 5, 2026. (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K of Critical Metals Corp., filed with the SEC on November 5, 2026).

99.10 Amendment No. 4 to Agreement and Plan of Merger, dated as of September 28, 2026, by and between Critical Metals Corp. and European Lithium Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K of Critical Metals Corp., filed with the SEC on October 2, 2026).

99.11 Termination Agreement, dated as of September 28, 2026, by and between Critical Metals Corp. and European Lithium Ltd., terminating the Investors Agreement dated as of February 27, 2024 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K of Critical Metals Corp., filed with the SEC on October 2, 2026).

## Signatures
- European Lithium Limited: /s/ Tony Sage, Tony Sage / Executive Chairman (11/09/2026)